

June 10, 2013

Via E-mail
Francisco Douglas Magana
Vanell, Corp.
Res. San Antonio Bk 10, Pje 7 N5
San Antonio Del Monte, Sonsonate,
El Salvador SV-106090030

> **Re: Vanell, Corp.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 31, 2013**
> **File No. 333-186282**

Dear Mr. Magana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of Prospectus, page 3

1.   We note your response to comment 1 of our comment letter dated May 29, 2013 and the related revisions to your registration statement. Please revise the cover page of your prospectus to remove the detailed discussion of your agreement with Island Capital Management, LLC. Please discuss this agreement in detail in the body of the prospectus. Also note that the cover page should only be one page in length and limited to the disclosure required under Item 501 of Regulation S-K or to information that is key to an investment decision. In addition, on page 24 of the registration statement, please revise your discussion of this agreement to also disclose the relationship between Island Capital Management, LLC and your market maker, Spartan Securities, Ltd., and to identify all consideration Island Capital Management, LLC will receive for its services.

Plan of Operation, page 27

2.   We note your response to comment 2 of our comment letter dated May 29, 2013 and the related revisions to your registration statement. We also note, on page 29 and elsewhere, your disclosure that you expect to incur $37,750 during the next twelve months. However, based on your disclosure on page 30, it appears that you have already incurred some of the expenses included in the $37,750. For example only, we note that you have incurred $8,000 for transfer agent fees during the period from September 7, 2012 to May 31, 2013. Please revise your disclosure as appropriate or advise.

Exhibits, page 49

3.   We note that the most recent consent of your independent registered public accounting firm filed on May 16, 2013 is limited to Amendment 5 of your registration statement. Prior to effectiveness, please file an updated consent for the most recent amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Thomas E. Stepp, Esq. (Via E-mail)